SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

(Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

CLASS T COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

Class A Shares: 193293107

Class T Shares: 193293206

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction	Amount of
Valuation*	Filing Fee**

$4,000,004.00	$498.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 469,484 shares of Class A and Class T Common Stock at a purchase price equal to $8.52 per share in cash.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,606.52
Form or Registration Number: Schedule To-T (File No. 005-90480)
Filing Party: Comrit Investments 1, Limited Partnership
Date Filed: May 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 448,592 shares of Class A common stock and up to 20,892 shares of Class T common stock, each par value $0.01 per share (collectively, the “Shares”), of Cole Office & Industrial REIT (CCIT II), Inc. (the “Corporation”), the subject company, at a purchase price equal to $8.52 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2018, and the related Assignment Form, copies of which, including all schedules and annexes thereto, are incorporated herein by reference as Exhibits (a)(1) and (a)(2), respectively.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchaser, of a total of 56,691 Class A Shares and 0 Class T Shares.  Following the purchase of all of the tendered Shares, the Purchaser will own an aggregate of approximately 667,217 Class A Shares, or approximately 1% of the total outstanding Class A Shares, and 0 Class T Shares, or 0% of the total outstanding Class T Shares.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 30, 2018

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

	By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

3